FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Annual General Shareholders' Meeting resolutions	3
	Exhibit 1: Full text of the proposed resolutions

Telefónica, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores) hereby informs of the following:

SIGNIFICANT EVENT

The Annual General Shareholders’ Meeting of TELEFÓNICA, S.A. held at second call today, June 21st, 2006, with the participating of 91,114 shareholders, present or represented, holding 2,581,191,128 shares representing 52.45% of the share capital of the Company, has approved all the draft resolutions submitted by the Board of Directors for deliberation and vote by the General Shareholders’ Meeting. The full text of the draft resolutions is attached.

It is likewise placed on the record that, in compliance with article 14 of the Regulations of the Company Board of Directors, Mr. Mario Eduardo Vázquez has given up his directorship. The Board of Directors expresses its appreciation for the dedication and services rendered by Mr. Mario Eduardo Vázquez.

Madrid, June 21st, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 21st , 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors